Exhibit 99.1

March 31, 2022

Red White & Bloom Introduces Platinum Vape Live Resin in Michigan

•	PV Live Resin will soon be carried in nearly 400 Michigan dispensaries and available to all Michigan dispensaries
•	Line expansion into higher-margin Live Resin Vapes marks Platinum brand’s first new product in Michigan beyond the wildly popular distillate vape products, with many more to come
•	Live resin sales in U.S. grew 86% since 2020

TORONTO and DETROIT, March 31, 2022 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) a multi-state cannabis operator and house of premium brands, and its RWB Michigan, LLC wholly owned subsidiary announce the debut of Platinum Vape™ (PV) Live Resin in Michigan. Previously only available in California and Oklahoma, PV Live Resin will soon be in the nearly 400 Michigan dispensaries that now carry Platinum products. PV Live Resin offers consumers a compact product with multiple consumption options that packs all the benefits of flower and the 80+ cannabinoids that work in synergy to bring the plant’s unique therapeutic qualities to life.

“As promised, the Red White & Bloom team is introducing a steady stream of new products and consumption options to satisfy consumer demand in the rapidly growing Michigan cannabis market,” stated Brad Rogers, Red White & Bloom Chairman and CEO. “In the U.S., live resin sales grew 86% since 2020, as reported by Greentank1. We believe this is just the tip of the iceberg for the live resin opportunity, since so many new cannabis consumers are totally unfamiliar with live resin and migrate to it once they learn more about cannabis and discover live resins’ many advantages.”

PV Live Resin captures and preserves the trichomes and terpenes of RWB’s premium cannabis strains to deliver a lush flavor profile and high potency experience for maximum enjoyment. RWB anticipates PV Live Resin will be extremely popular with customers because they know and trust the PV brand and can appreciate that PV now offers a new convenient and economical way to enjoy its pure, high quality cannabis’ full entourage effect.

Rogers added, “With our newly acquired cultivation, manufacturing and distribution centers in Michigan, we are streamlining our entire seed to sale processes and expediting the development and go-to-market timelines for new products. We’ve already begun expanding distribution of our PV branded products, including the new Live Resin line. Our PV line is now carried in nearly 400 of Michigan’s 460+ dispensaries.”

Although most frequently recognized as a leading, award-winning vape brand, RWB’s expanded Platinum Vape portfolio includes live resin, gummies, chocolates and premium cannabis flower that have proven to be very popular in California and other areas. The PV brand is extremely strong in Michigan, with ArcView/Greentank's 2021 Q3 Industry Vape Report naming Platinum Vape as the #1 brand vape cartridge in Michigan,LeafLink naming it a Biggest Brand in Michigan, and winning a Thrillist “Best of 2020” Edible Award for its Baked Apple Pie Gummies and a Farmer’s Cup 2nd place for itsRaspberry Cheesecake Chocolate Bar.

Michigan Cannabis Market Growth

The Michigan cannabis market’s growth is surpassing expectations, making it an ideal environment for RWB brand extensions. Michigan’s total cannabis sales for 2021 were $1.79 billion2 as reported in MJ Biz Daily, “The rapid growth in the past two years, driven by strong demand, has vaulted Michigan’s overall monthly sales ahead of those in more established markets such as Colorado. Combined sales of medical and recreational marijuana products in Michigan reached $168 million in December 2021, just shy of the $171 million monthly sales record set in July. Much of Michigan’s growth has been driven by recreational sales.

Monthly sales have doubled since January 2021, with December sales topping $135 million.”

3

1  Green Tank North American Vape Market 2021 Year in Review. https://www.greentanktech.com/offer/industry-vape-report-2021/

2  Marijuana Moment https://www.marijuanamoment.net/michigan-breaks-another-marijuana- sales-record-for-december-state-officials-say/

3  MJ Biz Daily https://mjbizdaily.com/michigan-recreational-marijuana-sales-double-in-2021- lifting-overall-market/

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Illinois, Oklahoma, and Michigan with respect to cannabis, and the U.S. and internationally for hemp-based CBD products. Visit website: www.RedWhiteBloom.com, or follow RWB on social media:

Twitter: @rwbbrands;

Facebook: @redwhitebloombrands;

Instagram: @redwhitebloombrands.

CONTACT:

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director, Circadian Group IR, IR@RedWhiteBloom.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/57c7207d-237d-499b-b4f1- 646340300cc9

PV Live Resin

Red White & Bloom’s Platinum branded Live Resin, coveted for its concentration, flexible consumption options and full flavor profile, is now available for the first time in cannabis dispensaries across Michigan.

Source: Red White & Bloom Brands Inc.